SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER (852) 2514-7630		E-MAIL ADDRESS lchen@stblaw.com

VIA EDGAR

March 4, 2013

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Reid Hooper, Attorney-Advisor

Terry French, Account Branch Chief

Claire DeLabar, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xueda Education Group Form 20-F for Fiscal Year Ended December 31, 2011 Filed April 27, 2012 File No. 001-34914

Dear Mr. Spirgel, Ms. Murphy, Mr. Hooper, Mr. French and Ms. DeLabar:

On behalf of our client, Xueda Education Group, a company incorporated under the laws of the Cayman Islands (the “Company”), we hereby respond to the comment letter the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 15, 2013, regarding the Company’s annual report on Form 20-F for the year ended December 31, 2011 that was filed on April 27, 2012 (the “Company’s 2011 Form 20-F”).

The Company hereby undertakes that it will file an amendment to the Company’s 2011 Form 20-F via EDGAR immediately after the Staff’s comments are resolved.  The Company also confirms that it understands its obligation to disclose to the public material information about the Company on a timely basis.

Leiming Chen  Philip M.J. Culhane  Daniel Fertig  Celia Lam  Chris Lin  Sinead O’Shea  Jin Hyuk Park   Kathryn King Sudol  Christopher Wong

Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

Set forth below are the Company’s responses to each of the Staff’s comments contained in your February 15, 2013 letter.  For convenience, we have reproduced the Staff’s comments in italicized boldface type below and keyed the Company’s response accordingly.  The terms used in this response letter but not otherwise defined have the same meanings previously ascribed to them in the Company’s response letter dated September 7, 2012.

Financial Statements, page F-1

Note 10 - Income Taxes, page F-31

1.                                      We note your response to comment 6.  Please add a risk factor stating that the contractual arrangements between the WOFE and the VIEs may be subject to scrutiny by the PRC tax authorities resulting in additional owed taxes by your VIEs.  Address the nature and impact of the adverse tax consequences you could face if the PRC tax authorities determine that the contractual arrangements between the VIEs and the WOFE do not represent arm’s-length pricing, resulting in a reduction of expense deductions recorded by your VIEs, and an increase in the respective tax liabilities of the VIEs.  Disclose the potential impact of materially adverse consequences of any late payment fees or other penalties imposed by tax authorities that could result from such transfer pricing adjustment.

The Company refers to the risk factor captioned “The contractual arrangements our PRC subsidiary has entered into with our VIE and its shareholders may result in adverse tax consequences to us; such arrangements may be subject to scrutiny by the PRC tax authorities and a finding that we or our VIE and its shareholders owe additional taxes could substantially reduce our consolidated net income and the value of your investment” on page 17 of the Company’s 2011 Form 20-F.  That risk factor is reproduced below for ease of reference:

“Under PRC laws and regulations, arrangements and transactions among related parties should be priced on an arm’s-length basis and may be subject to audit or challenge by PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Xuecheng Century and our VIE and its shareholders do not represent an arm’s-length price and adjust our VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities for our VIE. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits or pay additional taxes for prior tax years and impose late payment fees and other penalties on our VIE and its subsidiaries for underpayment of prior taxes. Similar contractual arrangements have been used by many other overseas-listed China-based companies and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies to date. However, we cannot assure you that such penalties will not be imposed on us in the future and we are not able to assess with any degree of certainty the likelihood or remoteness of regulatory authorities implementing the relevant laws and regulations in a way that would materially and adversely affect our business. Our consolidated net income may be materially and adversely affected if our VIE’s and its subsidiaries’ tax liabilities increase or if our VIE or its subsidiaries are found to be subject to additional taxes, late payment fees or other penalties.”

The Company believes that the relevant risks noted by the Staff have been sufficiently addressed in the above risk factor.

2.                                      We note your response to comments 6 and 7.  Please disclose the differences in the timing of deductibility for service fees (i.e. when accrued)and payroll and welfare expenses (i.e. when paid) and explain the differences in PRC tax law between these two types of expenses:

According to the PRC Enterprise Income Tax law, the deductions of advertising, entertainment and charitable donation expenses, for tax purposes, are limited to certain percentages of gross revenue or profit before tax for the respective periods, and certain employee-related expenses (such as payroll and welfare expenses) are deductible for tax purposes when actually paid. Except for the aforementioned expenses, other expenses, including the service fees charged by the WFOE to the VIE, are deductible for tax purposes when accrued.  In response to the Staff’s comment, the Company proposes to add a note to the second table in Note 10 (on Page F-32 of the Company’s 2011 Form 20-F) as follows in its future Form 20-F filings, starting from the Form 20-F for the year ended December 31, 2012 (the proposed additions are italicized and underlined):

	Year ended December 31,
	2011	2012
Current deferred tax assets
Deferred income — current	111	xxx
Accrued expenses *	3,669	xxx
Less: Valuation allowance	(162)	xxx
Net current deferred tax assets	3,618	xxx

Non-current deferred tax assets
Deferred income-noncurrent	279	xxx
Net operating loss carry forwards	2,692	xxx
Less: valuation allowance	(1,963)	xxx
Net non-current deferred tax assets	1,008	xxx

*                 Accrued expense deferred tax assets relate to accrued advertising, payroll and welfare expenses. According to the EIT law, accrued payments related to certain employee expenses, including employee payroll and welfare expenses, are not deductible for tax purposes until the actual payments occur. The EIT law also limits the amount of advertising expenses deductible for any period to no more than 15% of gross revenue of such period and permits the amount of the advertising expense in excess of such 15% limit to be carried forward to future periods.

3.                                      We note your response to comment 7.  Please expand your income tax footnote to disclose the nature of the accrued expense deferred tax asset.

The Company refers to the response to the Staff’s comment 2 above, in which the Company proposes to expand the disclosure in Note 10 on Page F-32 as discussed above in its future Form 20-F filings, starting from the Form 20-F for the year ended December 31, 2012, to disclose the nature of the referenced accrued expense deferred tax asset.

4.                                      We note your response to comment 9.  Please expand your income tax footnote to disclose the nature of the “Tax effect on income that is not taxable” line item of $1,173 included in the statutory tax rate reconciliation included on page F-33.

In response to the Staff’s comment, the Company proposes to add a note to the third table in Note 10 (on Page F-33 of the Company’s 2011 Form 20-F) as follows in its future Form 20-F filings, starting from the Form 20-F for the year ended December 31, 2012 (the proposed additions are italicized and underlined):

	Year Ended December 31,
	2010	2011	2012
Expected income tax expense at PRC EIT statutory rate of 25%	2,821	1,819	xxx
Effect of preferential tax rate and tax holiday	(2,608)	(760)	xxx
Effect on tax rates in different tax jurisdiction	(122)	121	xxx
Tax effect of income that is not taxable *	—	(1,173)	xxx
Tax effect of expenses that are not deductible in determining taxable profit	161	809	xxx
Changes in valuation allowance	738	1,668	xxx
Total income tax expense	990	2,484	xxx

*                 Tax effect on income that is not taxable relates to the interest income and exchange gains generated by Xueda Hong Kong from its RMB-denominated deposits, which are not subject to Hong Kong income taxes in accordance with the Hong Kong Inland Revenue Ordinance as Xueda Hong Kong is an investment holding company with no substantive business operations in Hong Kong.

*  *  *  *  *  *

Should you have any question regarding this response letter, please contact me by phone at (+852) 2514-7630 (office) or (+852) 9032-1314 (cell) or by email at lchen@stblaw.com or my colleague Kevin Zhang by phone at (+852) 2514-7610 (office) or (+852) 6396-8173 (cell) or by email at kzhang@stblaw.com.

Very truly yours,

/s/ Leiming Chen
Leiming Chen

cc:	Xin Jin, Chief Executive Officer and Director
Christine Lu-Wong, Chief Financial Officer
Xueda Education Group

Kevin Zhang
Simpson Thacher & Bartlett

Taylor Lam, Partner
Li Lin, Partner
Deloitte Touche Tohmatsu Certified Public Accountants LLP